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PRESS RELEASE


CIGNA Completes Healthsource Merger


PHILADELPHIA, PA, August 1, 1997 -- CIGNA Corporation (NYSE: CI) announced today that it completed the merger of Healthsource, Inc. on July 31. Healthsource is now an indirect, wholly owned subsidiary of CIGNA.

The merger was the second step in a two-step acquisition. The first step, a cash tender offer for all the outstanding shares of Healthsource at $21.75 per share, was completed on June 25, 1997. The merger results in the automatic conversion of the remaining Healthsource shares into the right to receive $21.75 per former Healthsource share.

CIGNA Corporation, with assets of $103.7 billion as of June 30, 1997 and full-year 1996 revenues of approximately $19 billion, is a leading provider of health care, insurance and related financial services throughout the United States and internationally. CIGNA Corporation ranks among the largest investor-owned insurance organizations in the United States, with shareholders equity of $7.5 billion as of June 30, 1997.